FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 1, 2007

BAYTEX ENERGY TRUST ANNOUNCES INCREASE
TO EXCHANGEABLE SHARE RATIO AND RELEASE DATE FOR SECOND QUARTER 2007 RESULTS

Calgary, Alberta (August 1, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.60327 to 1.61742. This increase will be effective on August 15, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Baytex Energy Trust Distribution:                                          July 31, 2007
Opening Exchange Ratio:                                                                                     1.60327
Baytex Energy Trust Distribution per Unit:                                                       $0.18
Five-day Weighted Average Trading Price of BTE.UN
    (prior to the end of July):                                                                                 $20.38
Increase in Exchange Ratio (xx):                                                                          0.01415
Effective Date of the Increase in Exchange Ratio:                                           August 15, 2007
Exchange Ratio as of Effective Date:                                                                 1.61742
(xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 (telephone: 403-233-2801).

The Baytex Energy Trust Exchangeable Shares (the “shares”) were issued in connection with the Plan of Arrangement which resulted in the conversion of Baytex Energy Ltd. to a trust structure. The shares are not traded on any public stock exchange, and it is unlikely that further shares will be issued in the future. No action is required by holders of the shares or by holders of Baytex Energy Trust units as a result of this press release.

Release Date for Second Quarter 2007 Results

Baytex would also like to announce that second quarter 2007 results will be released on Wednesday, August 8, 2007, prior to market open. A conference call to discuss the results will be held on the same day beginning at 2:00 p.m. MT. The conference call will be hosted by Raymond Chan, President and Chief Executive Officer, Derek Aylesworth, Chief Financial Officer and Tony Marino, Chief Operating Officer. Interested parties are invited to participate by calling toll-free across North America at 1-800-952-4645. An archived recording of the call will be available from approximately 4:00 p.m. MT on August 8 until midnight August 22, 2007 by dialing (800) 558-5253 or (416) 626-4100 within the Toronto area, and entering the reservation number 21343957. The conference call will also be archived on Baytex's website at www.baytex.ab.ca.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:
Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca